SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, MD 21201
(888) 610-8895

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107

1	NAME OF REPORTING PERSON Frank Porter Stansberry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,665,228 [See Item 5]
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 67,665,228 [See Item 5]
	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,665,228
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69% [See Item 5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Person. This Amendment No. 2 amends Item 4 as set forth below.  All other items reported in Amendment No. 1 filed on January 20, 2023 remain unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On March 3, 2023, the Reporting Person submitted to the Issuer his notice of intent to nominate Matthew Smith, Glenn Tongue, and Charles N. Curlett, Jr. for election to the Board of Directors at the 2023 Annual Meeting of Stockholders.

The Reporting Person, in an open letter to shareholders filed as Exhibit 99.3 to this Schedule 13D, highlights concerns with the Issuer’s and Board’s performance since becoming a public company.

Additional Information:

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION.  SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Participant Information

The following persons may be deemed to be participants: F. Porter Stansberry, Matthew Smith, Glenn Tongue, and Charles N. Curlett, Jr.  Certain of these persons hold direct or indirect interests as follows:  Mr. Stansberry is the beneficial owner of 67,665,228 shares of Class A Common Stock of MarketWise, as described in Item 5 of the Schedule 13D filed by Mr. Stansberry on January 20, 2023; Mr. Smith is the beneficial owner of 24,031 Class A Common Stock of MarketWise; and Mr. Tongue owns 5,991 Class A Common Stock of MarketWise.

Item 7.          Material to be Filed as Exhibits.

Exhibit
No.	Description of Document

99.1
Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated herein by reference to Exhibit 10.1 in MarketWise, Inc.’s Form 8-K filed with the SEC on July 28, 2021.  (previously filed)

99.2	Letter, dated January 20, 2023, from Frank Porter Stansberry to the Board of Directors of Marketwise, Inc. (previously filed)

99.3	Letter, dated March 13, 2023, from Frank Porter Stansberry to MarketWise Shareholders

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023	/s/ Frank Porter Stansberry
Frank Porter Stansberry